                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                               (Amendment No.     1   )
                                              --------

                           HEFTEL BROADCASTING CORPORATION
                           -------------------------------
                                  (Name of Issuer)

                       Class A Common Stock, $0.001 Par Value
                       --------------------------------------
                            (Title of Class of Securities)

                                       42279916
                                    --------------
                                    (CUSIP Number)

                              McHenry T. Tichenor, Jr.
                           100 Crescent Court, Suite 1777
                                Dallas, Texas  75201
                           ------------------------------
              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                   January 16, 1998
                        -------------------------------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (SEE Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             McHenry T. Tichenor, Sr.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

             Not Applicable
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        / /
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-------------------------------------------------------------------------------
           NUMBER OF              7    SOLE VOTING POWER:                   -0-
             SHARES            ------------------------------------------------
          BENEFICIALLY            8    SHARED VOTING POWER:           7,422,644
            OWNED BY           ------------------------------------------------
              EACH                9    SOLE DISPOSITIVE POWER:          208,768
           REPORTING           ------------------------------------------------
          PERSON WITH             10   SHARED DISPOSITIVE POWER:            -0-
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,422,644
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
        EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             21.1%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Heftel Broadcasting Corporation                          Schedule 13D
CUSIP No. 42279916                                       Page 2 of 14 Pages
         ----------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             McHenry T. Tichenor, Jr.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

             Not applicable
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        / /
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-------------------------------------------------------------------------------
           NUMBER OF              7    SOLE VOTING POWER:                82,380
             SHARES            ------------------------------------------------
          BENEFICIALLY            8    SHARED VOTING POWER:           7,422,644
            OWNED BY           ------------------------------------------------
              EACH                9    SOLE DISPOSITIVE POWER:        1,877,336
           REPORTING           ------------------------------------------------
          PERSON WITH            10   SHARED DISPOSITIVE POWER:            -0-
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,505,024
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
        EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             21.3%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Heftel Broadcasting Corporation                          Schedule 13D
CUSIP No. 42279916                                       Page 3 of 14 Pages
         ----------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             McHenry T. Tichenor, Jr., as Custodian for David T. Tichenor
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

             Not applicable
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        / /
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-------------------------------------------------------------------------------
           NUMBER OF              7    SOLE VOTING POWER:                   -0-
             SHARES            ------------------------------------------------
          BENEFICIALLY            8    SHARED VOTING POWER:                 -0-
            OWNED BY           ------------------------------------------------
              EACH                9    SOLE DISPOSITIVE POWER:              -0-
           REPORTING           ------------------------------------------------
          PERSON WITH             10   SHARED DISPOSITIVE POWER:            -0-
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             -0-
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
        EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             -0-
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Heftel Broadcasting Corporation                          Schedule 13D
CUSIP No. 42279916                                       Page 4 of 14 Pages
         ----------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Colorado National Bank, as Trustee of the David T. Tichenor Trust
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

             Not applicable
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        / /
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-------------------------------------------------------------------------------
           NUMBER OF              7    SOLE VOTING POWER:                   -0-
             SHARES            ------------------------------------------------
          BENEFICIALLY            8    SHARED VOTING POWER:           7,422,644
            OWNED BY           ------------------------------------------------
              EACH                9    SOLE DISPOSITIVE POWER:          653,570
           REPORTING           ------------------------------------------------
          PERSON WITH             10   SHARED DISPOSITIVE POWER:            -0-
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,422,644
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
        EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             21.1%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             BK
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Heftel Broadcasting Corporation                          Schedule 13D
CUSIP No. 42279916                                       Page 5 of 14 Pages
         ----------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             McHenry T. Tichenor, Jr., as Trustee pursuant to a Voting Trust Agreement
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

             Not applicable
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        / /
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-------------------------------------------------------------------------------
           NUMBER OF              7    SOLE VOTING POWER:                 1,278
             SHARES            ------------------------------------------------
          BENEFICIALLY            8    SHARED VOTING POWER:                 -0-
            OWNED BY           ------------------------------------------------
              EACH                9    SOLE DISPOSITIVE POWER:            1,278
           REPORTING           ------------------------------------------------
          PERSON WITH             10   SHARED DISPOSITIVE POWER:            -0-
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,278
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
        EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.004%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Heftel Broadcasting Corporation                          Schedule 13D
CUSIP No. 42279916                                       Page 6 of 14 Pages
         ----------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Warren W. Tichenor
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

             Not applicable
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        / /
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-------------------------------------------------------------------------------
           NUMBER OF              7    SOLE VOTING POWER:                52,460
             SHARES            ------------------------------------------------
          BENEFICIALLY            8    SHARED VOTING POWER:           7,422,644
            OWNED BY           ------------------------------------------------
              EACH                9    SOLE DISPOSITIVE POWER:        2,231,778
           REPORTING           ------------------------------------------------
          PERSON WITH             10   SHARED DISPOSITIVE POWER:            -0-
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,475,104
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
        EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             21.3%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Heftel Broadcasting Corporation                          Schedule 13D
CUSIP No. 42279916                                       Page 7 of 14 Pages
         ----------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             William E. Tichenor
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/ /
                                                                         (b)/ /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

             Not applicable
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        / /
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-------------------------------------------------------------------------------
           NUMBER OF              7    SOLE VOTING POWER:                   -0-
             SHARES            ------------------------------------------------
          BENEFICIALLY            8    SHARED VOTING POWER:           7,422,644
            OWNED BY           ------------------------------------------------
              EACH                9    SOLE DISPOSITIVE POWER:        1,057,116
           REPORTING           ------------------------------------------------
          PERSON WITH             10   SHARED DISPOSITIVE POWER:            -0-
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,422,644
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
        EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             21.1%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Heftel Broadcasting Corporation                          Schedule 13D
CUSIP No. 42279916                                       Page 8 of 14 Pages
         ----------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Jean T. Russell
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

             Not applicable
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        / /
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-------------------------------------------------------------------------------
           NUMBER OF              7    SOLE VOTING POWER:                   -0-
             SHARES            ------------------------------------------------
          BENEFICIALLY            8    SHARED VOTING POWER:           7,422,644
            OWNED BY           ------------------------------------------------
              EACH                9    SOLE DISPOSITIVE POWER:        1,528,916
           REPORTING           ------------------------------------------------
          PERSON WITH             10   SHARED DISPOSITIVE POWER:            -0-
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,422,644
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
        EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             21.1%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

Heftel Broadcasting Corporation                          Schedule 13D
CUSIP No. 42279916                                       Page 9 of 14 Pages
         ----------

     This Amendment No. 1 to the Statement on Schedule 13D filed jointly by McHenry T. Tichenor, Sr.; McHenry T. Tichenor, Jr., individually, as Custodian for David T. Tichenor and as trustee pursuant to a Voting Trust Agreement ("Tichenor"); the Colorado National Bank, as trustee of the David T. Tichenor Trust; Warren W. Tichenor; William E. Tichenor; and Jean T. Russell (all of the foregoing referred to collectively as the "Filing Parties") (the "Schedule 13D") relates to the Class A Common Stock, par value $0.001 per share (the "Heftel Class A Common Stock"), of Heftel Broadcasting Corporation, a Delaware corporation (the "Company").

     The Schedule 13D is amended as follows:

ITEM 1.   SECURITY AND ISSUER.

     No amendment.

ITEM 2.   IDENTITY AND BACKGROUND.


     (a) - (c).   This statement is being filed by McHenry T. Tichenor, Sr.;
McHenry T. Tichenor, Jr., individually, as custodian for David T. Tichenor, and as trustee pursuant to a Voting Trust Agreement ("Tichenor"); the Colorado National Bank, as trustee of the David T. Tichenor Trust; Warren W. Tichenor; William E. Tichenor; and Jean T. Russell (the "Filing Parties"). The David T. Tichenor Trust is the successor in interest to David T. Tichenor with respect to the ownership of shares of Heftel Class A Common Stock reported on the Schedule 13D. The Filing Parties are each members of the Tichenor Family and were the principal shareholders or the successors in interest of the principal shareholders in Tichenor Media System, Inc., a Texas corporation ("TMS"), prior to the acquisition of TMS by the Company on February 14, 1997. The Company is a Spanish language radio broadcasting company. The name; residence or business address; present principal occupation or employment; and the name, principal business and address of each corporation or other organization in which such employment is conducted of each Filing Party are set forth on Schedule 1 hereto, which Schedule is incorporated herein by reference.

     (d) - (f) No amendment.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     Pursuant to that certain Registration Rights Agreement between the Company, McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., the David T. Tichenor Trust, Warren W. Tichenor, William E. Tichenor, Jean T. Russell, Jeffrey T. Hinson, and David Lykes dated February 14, 1997 and amended on December 19, 1997, the Colorado National Bank, as trustee of the David T. Tichenor Trust, William E. Tichenor, and Jean T. Russell exercised "piggyback" registration rights in order to sell an aggregate of 575,000 shares of Heftel Class A
Common Stock in conjunction with an underwritten public offering by the Company. This Amendment No. 1 to the Schedule 13D also reports various sales, gifts and other dispositions by the Filing Parties as well as four purchases by Warren W. Tichenor for an aggregate of 52,560 shares of Heftel Class A
Common Stock which were acquired for investment purposes.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) On the basis of information contained in the Prospectus Supplement dated January 16, 1998 to the Company and Selling Stockholder Prospectuses dated December 24, 1997 included in the Company's Registration Statement on Form S-3 (SEC File No. 333-42171), the Company has issued and outstanding 35,153,748 shares of Heftel Class A Common Stock. On the basis of such disclosure, the shares of Heftel Class A Common Stock beneficially owned by the Filing Parties subject to the Voting Agreement comprise 21.1% of the issued and outstanding shares of Heftel Class A Common Stock. The shares of Heftel Class A Common Stock held by Tichenor outside of the Voting Agreement comprise less than one percent of the issued and outstanding shares of Heftel Class A Common Stock. All information set forth herein has been adjusted to reflect a two-for-one stock split effected as a stock dividend on December 1, 1997.

     Each Filing Party beneficially owns the aggregate number and percentage of Heftel Class A Common Stock and has sole voting power, share voting power, sole dispositive power, and shared dispositive power over the number of shares of Heftel Class A Common Stock beneficially owned by such person as set forth below.

                                       SHARES
                                 BENEFICIALLY OWNED
                               -----------------------    SOLE     SHARED         SOLE          SHARED
                               AGGREGATE                 VOTING    VOTING      DISPOSITIVE    DISPOSITIVE
NAME                             NUMBER     PERCENTAGE   POWER      POWER        POWER          POWER
----                           ---------    ----------   ------    --------    -----------    -----------
McHenry T. Tichenor, Sr.       7,422,644       21.1          0     7,422,644       208,768         0

McHenry T. Tichenor, Jr.       7,505,024       21.3       82,380   7,422,644     1,877,336         0

McHenry T. Tichenor, Jr.,
as Custodian for David T.
Tichenor                           0             0           0         0             0             0

The Colorado National Bank,
as trustee of the David T.
Tichenor Trust                 7,422,644       21.1          0     7,422,644       653,570         0

McHenry T. Tichenor, Jr.,
as trustee pursuant to a
Voting Trust Agreement             1,278         0           0         0             1,278         0


Warren W. Tichenor             7,475,104       21.3     52,460     7,422,644     2,231,778         0

William E. Tichenor            7,422,644       21.1          0     7,422,644     1,057,116         0

Jean T. Russell                7,422,644       21.1          0     7,422,644     1,528,916         0

     (c) The transactions of the Filing Parties with respect to shares of Heftel Class A Common Stock since the filing of the Schedule 13D on February 24, 1997 are set forth on Schedule 2 hereto, which Schedule is incorporated herein by reference.

     (d)  None.

     (e) On or about June 17, 1997, McHenry T. Tichenor, Jr., as Custodian for David T. Tichenor, transfered 809,020 shares of Heftel Class A Common Stock to the Colorado National Bank, as trustee of the David T. Tichenor Trust. As a result, on or about June 17, 1997, McHenry T. Tichenor, Jr., solely in his capacity as Custodian for David T. Tichenor, ceased to be the beneficial owner of more than five percent of shares of Heftel Class A Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On December 19, 1997, the Company, McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., the David T. Tichenor Trust, Warren W. Tichenor, William E. Tichenor, Jean T. Russell, Jeffrey T. Hinson, and David Lykes entered into a First Amendment to Registration Rights Agreement (the "First Amendment") which amended the Registration Rights Agreement between the parties dated February 14, 1997. The First Amendment clarified that the registration rights created pursuant the Registration Right Agreement between the parties dated February 14, 1997 were also applicable with respect to an the Company's registration of securities for an offering made on a continuous or delayed basis pursuant to Rule 415 under the Securities Act of 1933, as amended.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 10.1 First Amendment to Registration Rights Agreement among the Company, McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., the David T. Tichenor Trust, Warren W. Tichenor, William E. Tichenor, Jean T. Russell, Jeffrey T. Hinson, and David Lykes, dated December 19, 1997 (filed herewith).

     Exhibit 24.1 Power of Attorney of Warren W. Tichenor (incorporated by reference to Exhibit 24.1 to the Schedule 13D filed by Tichenor dated February 24, 1997).

     Exhibit 24.2 Power of Attorney of William E. Tichenor (incorporated by reference to Exhibit 24.2 to the Schedule 13D filed by Tichenor dated February 24, 1997).

     Exhibit 24.3 Power of Attorney of Jean T. Russell (incorporated by reference to Exhibit 24.3 to the Schedule 13D filed by Tichenor dated February 24, 1997).

     Exhibit 24.4 Power of Attorney of McHenry T. Tichenor, Sr. (filed herewith).

     Exhibit 99.1 Agreement Among Filing Parties among McHenry T. Tichenor, Sr., McHenry T. Tichenor, Jr., McHenry T. Tichenor, Jr., as Custodian for David T. Tichenor, the Colorado National Bank, as trustee of the David T. Tichenor Trust, Warren W. Tichenor, William E. Tichenor, and Jean T. Russell, dated February 2, 1998 (filed herewith).

                                      SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 1998

                              * /s/ McHenry T. Tichenor, Sr.
                              -------------------------------------------
                              McHenry T. Tichenor, Sr.

                                /s/ McHenry T. Tichenor, Jr.
                              -------------------------------------------
                              McHenry T. Tichenor, Jr.

                                /s/ McHenry T. Tichenor, Jr.
                              -------------------------------------------
                              McHenry T. Tichneor, Jr., as Custodian for
                              David T. Tichenor

                              The David T. Tichenor Trust

                              By: The Colorado National Bank, as trustee

                                   By:  /s/ Craig V. McGarry
                                       ----------------------------------
                                         Name: Craig V. McGarry
                                         Title: Senior Vice President

                                /s/ McHenry T. Tichenor, Jr.
                              -------------------------------------------
                              McHenry T. Tichenor, Jr., as trustee
                              pursuant to a Voting Trust Agreement

                              * /s/ Warren W. Tichenor
                              -------------------------------------------
                              Warren W. Tichenor

                              * /s/ Warren W. Tichenor
                              -------------------------------------------
                              William E. Tichenor

                              * /s/ Jean T. Russell
                              -------------------------------------------
                              Jean T. Russell


                         * By:  /s/ McHenry T. Tichenor, Jr.
                              -------------------------------------------
                                  McHenry T. Tichenor, Jr.
                                  Attorney-in-Fact

                                  SCHEDULE 1

               CERTAIN INFORMATION REGARDING FILING PARTIES

               NAME                          ADDRESS                         PRESENT PRINCIPAL OCCUPATION
               ----                          -------                         ----------------------------
 1.  McHenry T. Tichenor, Sr.     Heart Unlimited/KPOZ Radio           President of Heart Unlimited; Director of Heftel
                                  5372 Fredericksburg Rd., Suite 240   Broadcasting Corporation
                                  San Antonio, Texas  78229

 2.  McHenry T. Tichenor, Jr.     Heftel Broadcasting Corporation      President and Chief Executive Officer of Heftel
                                  100 Crescent Court, Suite 1777       Broadcasting Corporation
                                  Dallas, Texas  75201

 3.  The Colorado National Bank   950 17th Street                      Trustee of the David T. Tichenor Trust
                                  Denver, Colorado  80202

 4.  Warren W. Tichenor           37 Eton Green Circle                 President of W. W. Tichenor & Co.
                                  San Antonio, Texas 78257

 5.  William E. Tichenor          2933 Westminster Avenue              Manages personal investments
                                  Dallas, Texas 75205

 6.  Jean T. Russell              6172 E. Dusty Coyote Circle          Manages personal investments
                                  Scottsdale, Arizona  85262

                                    SCHEDULE 2

          CERTAIN INFORMATION REGARDING TRANSACTIONS OF FILING PARTIES

                                DATE OF                               NUMBER      PRICE
   NAME OF FILING PERSON      TRANSACTION   NATURE OF TRANSACTION   OF SHARES   PER SHARE
   ---------------------      -----------   ---------------------   ---------   ---------
McHenry T. Tichenor, Jr.        04/17/97     Disposition by Gift      30,582         n/a

McHenry T. Tichenor, Sr.        04/17/97     Acquisition by Gift      21,366         n/a

McHenry T. Tichenor, Sr.        04/17/97     Disposition by Gift         996         n/a

Warren W. Tichenor              04/17/97     Disposition by Gift         996         n/a

William E. Tichenor             04/17/97     Disposition by Gift         996         n/a

Jean T. Russell                 04/17/97     Disposition by Gift         996         n/a

McHenry T. Tichenor, Jr.        06/30/97     Disposition by Gift         880         n/a

William E. Tichenor             07/03/97     Disposition by Gift         440         n/a

William E. Tichenor             07/11/97     Disposition by Gift         320         n/a

McHenry T. Tichenor, Sr.        08/13/97             Sale             12,250      $33.69

William E. Tichenor             08/14/97             Sale             86,400      $34.05

McHenry T. Tichenor, Jr.        08/29/97     Disposition by Gift      10,000         n/a

William E. Tichenor             09/02/97             Sale              4,000      $32.00

William E. Tichenor             09/02/97             Sale             16,000      $32.07

William E. Tichenor             09/02/97             Sale             50,000      $32.44

William E. Tichenor             09/05/97             Sale             20,000      $31.75

William E. Tichenor             09/08/97             Sale             20,000      $31.50

William E. Tichenor             09/09/97             Sale             40,000      $31.50

The Colorado National Bank,
as trustee of the David T.
Tichenor Trust                  09/10/97             Sale             10,450      $31.63

William E. Tichenor             09/12/97             Sale             10,000      $32.00

William E. Tichenor             09/12/97             Sale             12,000      $32.13

The Colorado National Bank,
as trustee of the David T.
Tichenor Trust                  09/19/97             Sale             10,000      $32.75

Warren W. Tichenor              10/01/97           Purchase            6,400      $38.09

William E. Tichenor             10/16/97             Sale              4,000      $38.00

William E. Tichenor             10/21/97             Sale             30,000      $37.56


William E. Tichenor             11/03/97             Sale             20,000      $33.38

William E. Tichenor             11/05/97             Sale             20,000      $33.56

William E. Tichenor             11/05/97             Sale             20,000      $33.38

William E. Tichenor             11/06/97             Sale             50,000      $35.20

William E. Tichenor             11/07/97             Sale             30,000      $37.55

William E. Tichenor             11/17/97             Sale             20,000      $35.50


   NAME OF FILING PERSON      TRANSACTION   NATURE OF TRANSACTION   OF SHARES   PER SHARE
   ---------------------      -----------   ---------------------   ---------   ---------
William E. Tichenor             11/21/97             Sale              5,000      $37.06

William E. Tichenor             11/25/97             Sale             10,000      $36.88

Jean T. Russell                 11/25/97             Sale              9,000      $36.75

William E. Tichenor             11/26/97             Sale             10,000      $37.00

Jean T. Russell                 11/26/97             Sale              9,200      $36.75

William E. Tichenor             11/28/97             Sale             30,000      $37.25

Warren W. Tichenor              11/28/97           Purchase               60      $37.13

William E. Tichenor             12/02/97             Sale             10,000      $41.75

William E. Tichenor             12/08/97             Sale             10,000      $43.88

William E. Tichenor             12/08/97             Sale              8,000      $44.56

McHenry T. Tichenor, Sr.        12/08/97             Sale              1,000      $44.38

William E. Tichenor             12/09/97             Sale             10,000      $44.75

McHenry T. Tichenor, Sr.        12/09/97             Sale             23,000      $43.50

William E. Tichenor             12/30/97             Sale             20,000      $45.34

William E. Tichenor             12/30/97             Sale             10,000      $46.00

Warren W. Tichenor              01/16/98           Purchase           40,000      $41.50

Warren W. Tichenor              01/16/98           Purchase            6,000      $42.44

William E. Tichenor             01/16/98             Sale             75,000      $39.75

The Colorado National Bank,
as trustee of the David T.
Tichenor Trust                  01/16/98             Sale            135,000      $39.75

Jean T. Russell                 01/16/98             Sale            280,000      $39.75

William E. Tichenor             01/23/98             Sale             20,000      $45.19